Exhibit 10.1

February 8, 2021

Bruce Haase

c/o Extended Stay America, Inc.

11525 N. Community House Road, Suite 100

Charlotte, NC 28277

Dear Bruce:

We are pleased to offer you continued employment with Extended Stay of America, Inc. (“ESA”) on the terms set forth herein. Except as provided otherwise herein, this letter agreement will supersede the terms of your offer letter entered into with ESA, dated November 21, 2019 (the “Offer Letter”):

Position:	President and Chief Executive Officer of ESA and the President and Chief Executive Officer of ESH Hospitality, Inc. (“ESH”).

Effective Date:	January 1, 2021.

Term:

Commencing as of the Effective Date and continuing through the end of the second anniversary of the Effective Date (the “Term”). During the first quarter of 2022 and each year thereafter during the Term, ESA shall determine whether the Term shall be extended for another year and, if it so determines, the Term will be so extended effective at the end of the then-existing Term unless you or ESA has provided written notice prior to March 31 of that year that the Term shall not be so extended.

Any adjustments to the terms of your employment must be set forth in a written agreement signed by the parties hereto.

Reporting to:	You will continue to report to the Boards of Directors of ESA and ESH (the “Boards”).

Base Compensation:

During the Term, you will receive cash compensation at the annual rate of $500,000 per annum to be paid in accordance with ESA’s normal payroll practices.

As of February 8, 2021, you will be granted restricted stock units (“RSUs”) in respect of 115,996 Paired Shares (as defined in the LTIP) under the terms of the Amended and Restated ESA Long-Term Incentive Plan (the “LTIP”). The RSUs will vest in respect of (x) 1,333 Paired Shares on the last day of each calendar month for the period beginning on January 1, 2021 and ending on December 31, 2021 and (y) 8,333 Paired Shares on the last day of each calendar month for the period beginning on January 1, 2022 and ending on December 31, 2022, in each case subject to your continued service on each vesting date. Each of the RSUs that have become vested shall be settled in Paired Shares, in each case, on the earlier of (x) your termination of employment for any reason, (y) a Change in Control (as such term is defined in the LTIP), but only if such Change in Control constitutes a “change in the ownership or effective control of” or a “change in the ownership of a substantial portion of the assets of” of the Company within the meaning of Section 409A of the Internal Revenue Code (the “Code”) which shall be interpreted in a consistent manner in accordance with the definition of a “change in control” under Code Section 409A, or (z) the 15th day of March in calendar year 2023.

If your employment is terminated by ESA without Cause (as defined in the LTIP) before the last day of a calendar month, then the 8,333 RSUs that are applicable to that given month will vest on a prorated basis through your termination date.

Annual Bonus Eligibility:	Commencing with calendar year 2021 and for all subsequent calendar years during the Term, you will be eligible to receive a target annual bonus of $1,500,000 (“Target Bonus”) with the actual amount payable to be based upon the achievement of annual MBOs determined by the Compensation Committee in consultation with you. The Target Bonus will be payable in Paired Shares and the number of Paired Shares issued in respect of the Target Bonus, if any, shall be calculated on the date that the Compensation Committee determines the performance for the previous year by dividing (x) the actual bonus amount by (y) the per-share price of the Paired Shares on the date of grant. The Paired Shares will time-vest with respect to 1/3 of the number of Paired Shares on each of the date of grant and the first two anniversaries of the date of date, in each case subject to your continued service on each vesting date.

Annual Equity Grants:	Commencing in 2021, you will be eligible for annual grant of RSUs in respect of 100,000 Paired Shares pursuant to the LTIP and shall be granted in such form as is consistent with those applicable to the equity awards granted to the other senior executives of ESA.

Treatment of Prior Equity Awards:	For the avoidance of doubt, any equity awards that were previously granted to you will continue to vest and be governed by the terms set forth in the Offer Letter and other governing agreements.

Benefits/Vacation:	You will continue to be eligible to participate in ESA’s benefit plan(s) and continue to be eligible for vacation in accordance with ESA’s policy.

Severance:	You will continue to be a participant in ESA’s Executive Severance Plan (the “Severance Plan”) consistent with terms set forth in your Offer Letter; however, the cash severance benefit you will be entitled to if you experience a Qualifying Termination (as defined in the Severance Plan), on or before December 31, 2022, will be $3,000,000 through December 31, 2022 and thereafter as mutually agreed to with the Boards, subject to your execution and non-revocation of a Release Agreement (as defined in the Severance Plan).

If you experience a Qualifying Termination after December 31, 2022, your severance amount will be 150% of your “Base Compensation” as agreed between you and the Boards and if there is no agreement on your Base Compensation, the severance amount will be no less than $3,000,000. Under the definition of Good Reason under the Severance Plan, for the period commencing after December 31, 2022, a “material diminution in Participant’s base salary” will be replaced with a “material diminution in the total value of Participant’s annual Base Compensation (i.e., 8,333 x 12 x ESA’s closing share price on February 8, 2021 plus $500,000)”, unless the parties mutually agree in writing otherwise. Upon a termination of your employment with ESA, at the request of the Boards, you will resign as a director of ESA and ESH.

Restrictive Covenants:	You will continue to be subject to the covenants and other provisions contained in Section 6 of ESA’s Executive Severance Plan.

Dispute Resolution/Governing Law:	This letter agreement shall be governed by the laws of Delaware. Any dispute, controversy or claim that arises out of or relates to this letter agreement, your employment with ESA, or any termination of such employment, shall be determined by final, binding, and confidential arbitration held and conducted by JAMS, Inc. (“JAMS”), under its then-applicable JAMS Employment Arbitration Rules and Procedures. The arbitrator’s fees and any filing and administrative fees and costs owed will be divided equally between you and ESA.

Section 280G Cutback:	To the extent that you would otherwise be eligible to receive a payment or benefit pursuant to the terms of this letter agreement or any equity compensation or other agreement with ESA or any subsidiary or otherwise in connection with, or arising out of, your employment with ESA or a change in ownership or effective control of ESA or of a substantial portion of its assets (any such payment or benefit, a “Parachute Payment”), that is determined would be subject to an excise tax imposed by Code Section 4999 (the “Excise Tax”), then ESA shall pay you whichever of the following two alternative forms of payment would result in your receipt, on an after-tax basis, of the greater amount of the Parachute Payment notwithstanding that all or some portion of the Parachute Payment may be subject to the Excise Tax: (1) payment in full of the entire amount of the Parachute Payment (a “Full Payment”), or (2) payment of only a part of the Parachute Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”). The parties agree that you are not entitled to any tax gross-ups under any circumstances in relation to any Parachute Payments under Code Section 280G.

Treatment under Code Section 409A:	The intent of the parties is that payments and benefits under this letter agreement comply with, or are exempt from, Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be exempt from Section 409A or in compliance therewith, as applicable.

By signing below in accepting your continued employment pursuant to the terms set forth in this letter agreement, you represent, warrant and agree that (i) you are not subject to any contract, arrangement, policy or understanding, or to any statute, governmental rule or regulation, that in any way limits your ability to enter into and fully perform the your obligations under this letter agreement, (ii) you are not otherwise unable to enter into and fully perform your obligations under this letter agreement, (iii) you are not in default under, or in breach of, any agreement requiring you to preserve the confidentiality of any information, client lists, trade secrets or other confidential information or agreements not to compete or interfere with any prior employer including, but not limited to, any employment agreement, and (iv) neither the execution and delivery of this letter agreement nor the performance by you of your obligations hereunder will conflict with, result in a breach of, or constitute a default under, any confidentiality or non-competition agreement or any employment agreement to which you are a party or to which you may be subject and during your employment with ESA you will preserve the confidentiality of all information with respect to which you have an obligation of confidentiality to any other person. In the event of a breach of any representation or covenant in this paragraph, ESA may terminate this letter agreement and your employment with ESA without any liability to you and you shall indemnify ESA for any liability it may incur as a result of any such breach.

Your employment with ESA will be “at will” meaning that it can be terminated with or without cause, and with or without notice, at any time, at the option of either ESA or you, except as otherwise prohibited by law. The terms of this letter agreement, therefore, do not and are not intended to create either an expressed and/or implied contract of employment with ESA.

The terms of this letter agreement may be amended, waived (either generally or in a particular instance and either retroactively or prospectively), modified, or supplemented, in whole or in part, only by written agreement signed by the parties hereto.

If the terms set forth in this letter agreement are acceptable to you, please sign below where indicated and return an executed version to me.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Christopher Dekle
Christopher Dekle
General Counsel and Corporate Secretary

Agreed and Accepted this 8th day of February, 2021

/s/ Bruce Haase
Bruce Haase